Filed Pursuant to Rule 433
Registration Statement Nos. 333-262548 and 333-295857

Issuer Free Writing Prospectus

Republic of Chile
€1,250,000,000 4.000% Notes due 2034
Final Terms and Conditions

As of July 27, 2026

Issuer:	Fisco de la Republica de Chile (“Republic of Chile”, or “Chile”)
Title:	4.000% Notes due 2034
Expected Notes Ratings[1]:	A2 / A / A- (Moody’s/S&P/Fitch)
Issuer Ratings[1]:	A2(sta) / A(sta) / A-(sta) (Moody’s/S&P/Fitch)
Currency:	Euro (€)
Principal Amount:	€1,250,000,000
Maturity Date:	August 3, 2034
Trade Date:	July 27, 2026
Expected Settlement Date (T+5):	August 3, 2026
Mid-Swaps Yield:	3.101%
Spread to Mid-Swaps:	100 basis points
Benchmark Bund:	2.600% German Bund due August 15, 2034
Benchmark Bund Price/Yield:	96.946 / 3.033%
Spread to Benchmark Bund:	106.8 basis points
Yield to Maturity:	4.101%
Public Offering Price:	99.323% plus accrued interest, if any, from (and including) August 3, 2026 to (but excluding) the Settlement Date.
Interest:	4.000% per annum payable annually in arrears.
Payment of Interest:	Amounts due in respect of interest will accrue and be paid annually in arrears.

Interest Payment Dates:	Interest payment dates shall be on August 3 of each year, commencing on August 3, 2027.
Optional Redemption:

Chile will have the right at its option, upon giving not less than 15 days’ nor more than 60 days’ notice, to redeem the notes, in whole or in part, at any time or from time to time prior to their maturity, at a redemption price equal to (a) if redeemed prior to May 3, 2034 (three months prior to the maturity date of the notes), the principal amount thereof, plus the Make-Whole Amount (as defined below), plus interest accrued but not paid on the principal amount of the notes to the date of redemption, or (b) if redeemed on or after May 3, 2034 (three months prior to the maturity date of the notes), the principal amount thereof, plus interest accrued but not paid on the principal amount of such notes to the date of redemption. See “Description of the Notes—Optional Redemption” in the preliminary prospectus supplement.

“Make-Whole Amount” means the excess of (i) the sum of the present values of each remaining scheduled payment of principal and interest on the notes to be redeemed (exclusive of interest accrued but not paid to the date of redemption), discounted to the redemption date on an annual basis (assuming the actual number of days in a 365- or 366-day year) at the Benchmark Rate (as defined in the preliminary prospectus supplement) plus 20 basis points over (ii) the principal amount of such notes.

Denominations:	€1,000 and integral multiples of €1.00 in excess thereof.
Day Count:	Actual/Actual (ICMA).
Format:	SEC Registered; Global.
ISIN/Common Code:	XS3459013960 / 345901396
Governing Law:	State of New York
Listing:	Application will be made for the notes to be admitted to trading to the International Securities Market (ISM) of the London Stock Exchange.
Joint Bookrunners (Allocation):	Banco Santander, S.A. (€312,500,000) BNP PARIBAS (€312,500,000) Goldman Sachs & Co. LLC (€312,500,000) J.P. Morgan Securities plc (€312,500,000)

1 The security ratings above are not a recommendation to buy, sell or hold the notes offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s Investors Service, Inc., Standard & Poor’s Ratings Service and Fitch Ratings Limited. Each of the security ratings above should be evaluated independently of any other security rating.

Delivery of the notes is expected on or about August 3, 2026, which will be the fifth business day following the date of pricing of the notes. Under Rule 15c6–1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to one business day before the date of delivery will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade notes prior to one business day before the date of delivery should consult their own advisor.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus or any prospectus supplement for this offering if you request it by calling Banco Santander, S.A. at +1-855-403-3636, BNP PARIBAS at +1 (800) 854-5674 (toll free), Goldman Sachs & Co. LLC at +1 866-471-2526 and J.P. Morgan Securities plc at +44-207-134-2468.

The following additional information of Chile and regarding the notes is available from the SEC’s website and also accompanies this term sheet:

https://www.sec.gov/Archives/edgar/data/19957/000110465926085654/tm2620807d1_sb.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465925094669/tm2526665d1_18k.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465926000348/tm261693d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465926079411/tm2617334d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465926083928/tm2620539d1_18ka.htm

https://www.sec.gov/Archives/edgar/data/19957/000110465926086755/tm2620807d3_424b3.htm

This term sheet has been prepared on the basis that any offer of the notes in any Member State of the European Economic Area (“EEA”) will be made pursuant to an exemption under the Prospectus Regulation from the requirement to publish a prospectus for offers of notes. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the EEA. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, “IDD”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Article 2(e) of the Prospectus Regulation. Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Each person in the EEA who receives any communication in respect of, or who acquires any notes under, the offers to the public contemplated in the Prospectus Supplement, or to whom the notes are otherwise made available, will be deemed to have represented, warranted, acknowledged and agreed to and with each underwriter and Chile that it and any person on whose behalf it acquires notes is not a “retail investor” (as defined above).

The notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is neither: (i) a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of UK domestic law by virtue of the U.K. European Union (Withdrawal Act) 2018, as amended, nor (ii) a qualified investor as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 (“POATRs”). Consequently, no disclosure document required by the FCA Product Disclosure Sourcebook (“DISC”) for offering, selling or distributing the notes or otherwise making them available to retail investors in the UK has been prepared and therefore offering, selling or distributing the notes or otherwise making them available to any retail investor in the UK may be unlawful under the DISC and the Consumer Composite Investments (Designated Activities) Regulations 2024.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

4